\
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-4

                        ISSUER TENDER OFFER STATEMENT
   (Pursuant to Section 13 (e) (1) of the Securities Exchange Act of 1934)

                              (Amendment No. 1)

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                               (Name of Issuer)

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                     (Name of Person(s) Filing Statement)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                        (Title of Class of Securities)

                                  920960-101
                    (CUSIP Number of Class of Securities)

                           A. Thomas Smith III, Esq.
                           Executive Vice President,
                        General Counsel and Secretary
                         Van Kampen Investments Inc.
                               1 Parkview Plaza
                                 P.O. Box 5555
                    Oakbrook Terrace, Illinois 60181-5555
                                (630) 684-6000
                                (800) 421-5666
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Person(s)
                              Filing Statement)

                                   Copies to:

                             Wayne W. Whalen, Esq
                             Thomas A. Hale, Esq
               Skadden, Arps, Slate, Meagher & Flom (Illinois)
                            333 West Wacker Drive
                           Chicago, Illinois 60606
                                (312) 407-0700



                                 April 23, 1999
                     (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

        This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on April 23, 1999 by Van Kampen Senior Floating Rate Fund (the "Fund"), with respect to the tender offer to purchase 7,473,013 of the Fund's outstanding common shares of beneficial interest, par value $0.01 per share, amends such statement on
Schedule 13E-4 to add the following supplemental information: the number of common shares of beneficial interest of the Fund validly tendered through the expiration date and not withdrawn was 6,342,941. All 6,342,941 such shares were purchased in their entirety at the price of $10.12 per share, the net asset value at the time the offer expired. Payment for the shares was mailed prior to the date hereof. The Schedule 13E-4 is hereby terminated.


Item 9. Material to Be Filed as Exhibits.

        The following material is hereby filed as an additional Exhibit to the
     Schedule 13E-4:


        (a) (6)  -  Text of Completion Press Release dated
                    June 4, 1999

                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               VAN KAMPEN
                               SENIOR FLOATING RATE FUND



Dated: June 4, 1999               /s/ Dennis J. McDonnell
                                   Dennis J. McDonnell
                                   President, Chairman of the Board
                                     and Trustee

                                EXHIBIT INDEX


Exhibit         Description
                                                                *
(a) (1) (i)     Advertisement printed in The Wall Street Journal


(a) (1) (ii)    Offer to Purchase (including Financial Statements)*

(a) (2)         Form of Letter of Transmittal (including Guidelines for
                                                           *
                Certification of Tax Identification Number)

(a) (3) (i)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                                            *
                Companies and Other Nominees

(a) (3) (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial
                                                         *
                Banks, Trust Companies and Other Nominees

                                                       *
(a) (3) (iii)   Form of Letter to Selling Group Members

                                         *
(a) (3) (iv)    Form of Operations Notice

(a) (4)         Form of Letter to Shareholders who have requested Offer to
                        *
                Purchase
                                                                    *
(a) (5)         Text of Initial Press Release Dated April 23, 1999

(a) (6)         Text of Completion Press Release Dated June 4, 1999

(c) (1)         Investment Advisory Agreement*

                                        *
(c) (2)         Administration Agreement

                                  *
(c) (3)         Offering Agreement

(c) (4)         Service Plan*

*  Previously filed.